

March 19, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

> **Re: Winnebago Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 26, 2023**
> **Forms 8-K filed October 18, 2023 and December 20, 2023**
> **Response dated March 1, 2024**
> **File No. 001-06403**

Dear Bryan Hughes:

We have reviewed your March 1, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

Forms 8-K filed on October 18, 2023 and December 20, 2023

Exhibit 99.1
Non-GAAP Reconciliation, page 12

1. We note your response to our prior comment; however, please more fully explain and address the following items regarding the Impact of convertible notes - other adjustment.
    - You state this non-GAAP adjustment represents the impact the call spread overlay would have on your earnings per share calculation since the call spread overlay effectively negates the dilutive impact if the convertible debt was converted into shares. Explain how you calculated the amount of the non-GAAP adjustment related to the impact of the call spread overlay in each annual and interim period presented. In this regard, it appears the amount of the adjustment may represent the difference between GAAP basic EPS and GAAP diluted EPS.

- You state that you do not believe your presentation of Adjusted diluted income per share has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Explain why you do not believe this is an individually tailored non-GAAP adjustment since it appears to result in the presentation of diluted earnings per share without applying the if-converted method, which is required by GAAP.
- You state that you adjust Adjusted diluted income per share for the impact of the call spread overlay to demonstrate to investors that if the convertible debt had been converted into shares, the call spread overlay would be triggered and the dilutive impact would be fully offset. Explain why you believe it is appropriate to reflect the effect of the call spread overlay through a non-GAAP adjustment given the apparent absence of events that would trigger its recognition in your historical financial statements.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing